PROMISSORY NOTE

$362,000 **September 8, 2010**

This Promissory Note is made by Diversified Support Systems, Inc., an Ohio corporation (the "Maker") for the benefit of River Falls Financial Services, LLC, Kentucky limited liability company ("Holder"). Maker hereby promises to pay to Holder, or assigns, $362,000 and interest accrued at an annual rate of three percent (3%), as follows: $3,495.50 payable monthly on the 8th day of each month commencing October 8, 2010, with the balance of the principal and accrued interest being payable on September 8, 2015. In addition, if Maker receives payments on the promissory note between Holder and Debut Broadcasting Corporation, Inc. ("Debut") dated July 31, 2009 (the "Debut Note") transferred from Holder to Maker the date hereof, or receives consideration on the sale of Debut stock received in connection with its conversion and option rights under the Debut Note, 75% of such amounts shall be promptly paid by Maker to Holder in partial satisfaction of this Note. Notwithstanding the foregoing, if a transaction occurs with respect to Debut resulting in Maker no longer being an affiliate of Debut, Maker shall use commercially reasonable efforts to cause Debut to pay Maker sufficient proceeds in connection with such transaction (e.g. in respect of Maker's and its affiliates equity or debt holdings in Debut) to satisfy this Note, whereupon Maker shall prepay this Note.

Presentment, demand and protest, and notices of protest, dishonor, and non-payment of this Note and all notices of every kind are hereby waived.

No single or partial exercise of any power hereunder shall preclude the other or further exercise thereof or the exercise of any other power. No delay or omission on the part of the holder hereof in exercising any right hereunder shall operate as a waiver of such right or of any other right under this Note. Maker shall have the right to prepay this note without penalty or charge of any kind.

This Note shall be governed by and construed in accordance with the domestic laws of the Commonwealth of Kentucky.

Maker hereby irrevocably submits to the exclusive jurisdiction and venue of any state or federal court sitting in Jefferson County, Kentucky in any action or proceeding arising out of or relating to this Note, and irrevocably agrees that all claims in respect of such action or proceeding may be heard and determined in such State or federal Court. Maker hereby irrevocably waives, to the fullest extent he may do so, the defense of an inconvenient forum to the maintenance of such action or proceeding. Maker hereby consents and agrees that the summons and complaint and any other process which may be served in any such action or proceeding may be served by mailing (by registered or certified mail) or delivering a copy of such process to Maker's registered agent in its state of organization. Maker agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

IN WITNESS WHEREOF, the parties have caused this Note to be issued as of the date above.

DIVERSIFIED SUPPORT SYSTEMS, INC.

By: Ronald E Heinen

Ron Heineman, President